Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 1 to Registration Statement No. 333-165009 of our report dated February 22, 2010 (April 13, 2010 as to the effect of the restatement discussed in Note 13 and the subsequent events discussed in Note 14), relating to the consolidated financial statements of Reply! Inc. and subsidiary (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement in the consolidated financial statements for the year ended December 31, 2009) appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ DELOITTE & TOUCHE LLP
San Jose, California
April 13, 2010